

Mail Stop 4628

October 30, 2015

Via E-mail
Philip Liu
President and Chief Executive Officer
AuraSource, Inc.
1490 South Price Road, Suite 219
Chandler, AZ 85286

> **Re: AuraSource, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2015**
> **File No. 333-207321**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 6

1. Refer to your disclosure in this section pertaining to "Common stock outstanding after the offering." Since you are registering the distribution of 5,000,000 shares of common stock pursuant to this offering, please revise the referenced disclosure to clarify that 65,206,655 shares will be outstanding after giving effect to this offering. In that regard, you disclose that 60,206,655 shares are outstanding prior to the offering.

2. Please also provide revised disclosure in this section in your amended filing, by footnote or otherwise, to better approximate the total number of shares potentially issuable after giving effect to the discount to current market price levels as outlined in your Equity Purchase Agreement. As an example, based on a current average price of approximately $0.15 per share and with the application of the 10% purchase discount to the current market price, it appears that more than 37,000,000 shares would need to be issued to

generate the $5 million dollar investment from Southridge Partners II LP contemplated under this arrangement. The number you provide should make clear that it does not give effect to any caps on the number of shares that the investor can own at any time.

Selling Security Holders, page 17

3.   Section 10.3 of the Equity Purchase Agreement you filed as Exhibit 10.8 provides:

> "Section 10.3 ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Company and Investor and their respective successors. Neither this Agreement nor any rights of Investor or the Company hereunder may be assigned by either party to any other person."

However, you include references throughout the prospectus to the selling stockholder's "pledgees, donees, transferees and other successors-in-interest." Consistent with Section 10.3, please revise the prospectus to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. The equity line accommodation is unavailable if the investor may transfer its obligations. For general guidance regarding equity line issues, you may refer to Compliance and Disclosure Interpretations: Securities Act Sections, Questions 139.12 – 139.24, which may be viewed at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm. In particular, please see Question and Answer 139.16.

4.   Please revise your tabular disclosure in this section in accordance with Item 507 of Regulation S-K. For example, we note in footnote 1 that you have included the shares issuable pursuant to this offering in the amount beneficially owned by your selling stockholder prior to this offering. As it appears that such party does not currently have voting or dispositive power over the shares or the express right under your Equity Purchase Agreement to acquire voting or dispositive power over the shares within 60 days, it is unclear why you have included these shares in the first column. Refer to Exchange Act Rule 13d-3.

Exhibit 10.8

5.   It appears that the events described in Section 7.2(e), pertaining to adverse changes, and Section 7.2(f), pertaining to trading suspension or delisting, might not automatically result in termination of the financing agreement. If such events would not result in the automatic termination of the financing agreement, then it appears that the investor might have the discretion to waive such an occurrence and still purchase additional shares following the event. The equity line accommodation is not available if an investor retains discretion regarding whether to accept a put or waive a condition precedent to a company's ability to issue a put notice. Please disclose whether the investor would retain discretion to reject a put, or to waive the conditions of Sections 7.2(e) or 7.2(f), should a delisting event or material adverse change occur.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources